EXHIBIT 99.1

S&W Seed To Control Foreign Distribution of Its Alfalfa Seed Products

S&W to sell direct into Middle East and other international markets

For Immediate Release

Contact: Robert Blum, Joe Dorame, Joe Diaz
                Lytham Partners, LLC
                602-889-9700
                sanw@lythampartners.com

FIVE POINTS, California – July 7, 2011 – S&W Seed Company (Nasdaq: SANW), announced today that, effective immediately, it will cease selling its alfalfa seed products through its international distributor, Genetics International ("GI"), and will sell its products direct. For more than 20 years, GI - a distributor of alfalfa seed and producer and distributor of vegetable seed in the Middle East and Africa - has provided the bulk of S&W's international distribution. With the sale of GI to new owners who are in the vegetable seed business, S&W management was offered - and chose to take - the opportunity to more fully control the distribution of its alfalfa products worldwide. Under an agreement with GI's former owner, Richard Penner, S&W will henceforth be permitted to sell directly to GI's former customers in Saudi Arabia, Sudan, Morocco and other countries.

As part of the agreement, Mr. Penner has agreed to serve S&W Seed in a senior role in international sales and marketing, giving the Company the benefit of his lifetime of seed industry experience. It is anticipated that Mr. Penner will devote the majority of his time to sales efforts on behalf of S&W. In order to smoothly transition his former alfalfa seed customers to S&W, Mr. Penner will assist S&W in international sales and marketing for a minimum of two years. To further S&W's own product branding, S&W Seed varieties will be sold under the S&W brand, and not under GI's "Three Circles" brand. In addition to supporting existing customers, Mr. Penner will actively assist S&W in finding new customers for existing S&W varieties, as well as potential new products. S&W has acquired ownership of GI's former alfalfa seed customer list and Mr. Penner has entered into a multi-year consulting and non-compete agreement.

Mark S. Grewal, president and chief executive officer of S&W Seed Company, commented, "I am very pleased with this transaction. It keeps Richard fully on our team, while eliminating a distribution level - and associated costs - involving 40-60% of our total sales. Our products can be priced more competitively to the farmer and we have an opportunity to increase margin. We will be strengthening the name recognition of our brand overseas. This deal fulfills S&W's strategic goal of selling our high heat- and salt- tolerant alfalfa seed varieties directly into Middle East markets. Our products are ideally suited to grow and thrive in the challenging saline soil conditions prevalent in that part of the world. We look forward to working directly with our seed dealers and corporate farmers in the region to build long-term relationships based on superior products, customer support and brand equity."

EXHIBIT 99.1

Mr. Penner commented, "I look forward to playing a more intimate role in the process that brings the well-known genetic and physical quality of S&W developed alfalfa seed closer to the large family of discriminating customers I have become privileged to know over the years."

"We look forward to working more closely with Richard," continued Mr. Grewal. "Richard is highly regarded in the Middle East and Africa and has decades of experience there. His many personal contacts with the farming communities in the region will be valuable assets as we work to expand customer loyalty and recognition of the S&W brand."

"This acquisition will further diversify our customer base internationally and is expected to provide incremental margin expansion as we eliminate a layer of distribution into the Middle East and other international regions," said Matthew K. Szot, chief financial officer of S&W Seed. "We look forward to establishing the S&W brand and building strong and lasting relationships in a region of the world where our products can produce superior yields in very difficult growing conditions."

About S&W Seed Company
Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a leading producer of warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W also offers seed cleaning and processing at its 40-acre facility in Five Points, California and has recently launched a business expansion initiative centered on its plan to mass produce stevia leaf in the U.S. in response to growing global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement
This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the Company's 10-K for the fiscal year ended June 30, 2010, and other filings made by the Company with the Securities and Exchange Commission.

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